(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Commission File Number 0-23337 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SportsLine.com, Inc.

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Full Name of Registrant

N/A

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Former Name if Applicable

2200 W. Cypress Creek Road

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Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33309

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed time period.

On September 26, 2003, the Company announced its intention to amend its previously issued historical financial statements to correct an error in the way it had previously accounted for

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certain employee stock option grants and that such changes to the Company’s financial statements will be made in conjunction with the re-audit of its 2001 financial statements due to the reclassification of its gaming information operations as discontinued operations. The delay in filing the Company’s Form 10-Q for the quarter ended September 30, 2003 is necessary to allow Ernst & Young to complete the re-audit, the Company to finalize the restated financial statements and the Company’s audit committee to complete their review. The Company expects to file the Form 10-Q no later than November 19, 2003, the extended deadline provided by the Form 12b-25 filing.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth W. Sanders _________________________________ (Name)	(954) _____________________ (Area Code)	489-4000 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SPORTSLINE.COM, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2003	By:	/s/ Kenneth W. Sanders
		Name:	Kenneth W. Sanders
		Title:	Chief Financial Officer

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